

August 25, 2014

<u>Via E-mail</u>
Dr. Hamid Doroudian
Chief Executive Officer
Neurokine Pharmaceuticals, Inc.
1275 West 6th Avenue
Vancouver, British Columbian V6H 1A6

      Re: Neurokine Pharmaceuticals, Inc.
              Preliminary Proxy Statement on Schedule 14A
              Filed on August 8, 2014
              File No. 333-161157

Dear Dr. Doroudian:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ *Daniel Greenspan for*

              Jeffrey P. Riedler
              Assistant Director